Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2016 and 2015 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of August 18, 2016.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidates are in Phase 3 clinical development. KeyzilenTM (AM-101) is being developed for the treatment of acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA and has received fast track designation from the FDA. In two Phase 2 clinical trials, KeyzilenTM demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. The trial (Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2; TACTT2), the first of two pivotal Phase 3 clinical trials with KeyzilenTM, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. Data from the TACTT2 trial support the positive safety profile established in the Phase 2 trials. We expect to have top-line results from the second Phase 3 trial for KeyzilenTM (TACTT3) in the fourth quarter of 2016 and intend to discuss TACTT2 outcomes and our plans for a path forward with regulatory agencies prior to the readout from TACTT3.

We are also developing AM-111 for acute inner ear hearing loss. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia and ASSENT is enrolling 300 patients in the U.S., Canada, and South Korea. In addition, we are planning a Phase 2 trial, entitled Efficacy and Safety of AM-111 in the Treatment of Surgery-Induced Hearing Loss (REACH) in the U.S. Provided that we obtain grant or other funding, REACH could be initiated at the earliest in the first half of 2017.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of June 30, 2016, we had cash and cash equivalents of CHF 32.8 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, KeyzilenTM, AM-111 or any of our other product candidates.

As of June 30, 2016, we had an accumulated deficit of CHF 99.4 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Thomas Jung, MD, PhD, has been appointed Chief Development Officer. In this newly created position, Dr. Jung will lead the Company’s clinical, preclinical and pharmaceutical development activities. He will join the Company in September 2016. Dr. Jung previously served as the Chief Medical Officer at Delenex Therapeutics AG and spent 13 years at Novartis, most recently as Head, Translational Medicine for the European Union.

There have been no developments in the previously disclosed patent interference involving our issued patent No. 9,066,865 and Otonomy Inc.’s patent application No. 13/848,636.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	KeyzilenTM (AM-101). We are conducting a Phase 3 clinical development program with KeyzilenTM comprising two Phase 3 studies (TACTT2 and TACTT3) and two open label follow-on studies (AMPACT1 and AMPACT2). TACTT2 has been completed and top-line results have been announced earlier today. AMPACT1 is expected to complete enrollment in the first quarter of 2017. TACTT3 completed enrollment in June 2016 and we expect top-line results of the TACTT3 trial in the fourth quarter 2016. AMPACT2 is expected to complete enrollment in the fourth quarter 2016. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2016 than in the preceding year, but remain at a substantial level.

•	AM-111. We are conducting two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS initiated enrollment in Europe and Asia in the fourth quarter of 2015 and ASSENT started enrollment in the U.S. in the second quarter of 2016 and is expected to also include Canadian and South Korean sites. We anticipate that our research and development expenses in connection with the two AM-111 trials will substantially increase in 2016 compared to the previous year.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment) and AM-123 (rhinology indication). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three and six months ended June 30, 2016 and 2015. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2016 and 2015

	Three months ended June 30,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(7,278)	(8,751)	(17%)
General and administrative	(1,725)	(980)	76%
Operating loss	(9,003)	(9,731)	(7%)
Interest income	15	5	200%
Interest expense	(3)	(2)	50%
Foreign currency exchange gain/(loss), net	559	(1,230)	(145%)
Loss before tax	(8,432)	(10,958)	(23%)
Income tax expense	—	—
Net loss attributable to owners of the Company	(8,432)	(10,958)	(23%)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(347)	(0)	1,134%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(16)	38	(142%)
Other comprehensive (loss)/gain	(363)	38	(1,051%)
Total comprehensive loss attributable to owners of the Company	(8,795)	(10,920)	(19%)

Research and development expense

	Three months ended June 30,
Research and development expense	2016	2015	Change
	(in thousands of CHF)%
Clinical projects	(5,223)	(7,642)	(32%)
Pre-clinical projects	(118)	(122)	(3%)
Drug manufacture and substance	(700)	(339)	106%
Employee benefits	(864)	(440)	96%
Other research and development expenses	(373)	(208)	79%
Total	(7,278)	(8,751)	(17%)

Research and development expenses amounted to CHF 7.3 million in the three months ended June 30, 2016. This represents a decrease of about CHF 1.5 million over the CHF 8.8 million research and development expenses accrued for the three months ended June 30, 2015. The decrease is mainly due to the following:

•	Clinical projects. In the three months ended June 30, 2016 we incurred lower clinical expenses than in the three months ended June 30, 2015, due to lower service and milestone costs charged by contracted service providers in connection with the Phase 3 KeyzilenTM trials (TACTT2, TACTT3, AMPACT1 and AMPACT2) mainly reflecting their progression towards completion (related costs were CHF 6.6 million in the second quarter of 2015 and CHF 3.1 million in the second quarter of 2016). The decrease in KeyzilenTM related costs was partially offset by higher AM-111 related expenses due to the initiation of the Phase 3 ASSENT trial.

•	Pre-clinical projects. In the three months ended June 30, 2016, pre-clinical expenses decreased primarily due to the completion of AM-101 and AM-111 related pre-clinical projects partially offset by higher expenses for our AM-102 pre-clinical project.

•	Drug manufacture and substance. Compared to the three months ended June 30, 2015, expenses for drug manufacturing and substance increased by CHF 0.4 million in the three months ended June 30, 2016. This increase is due to higher costs related to raw material purchases and expenses for process validation.

•	Employee benefits. Employee expenses were higher in the three months ended June 30, 2016 than in the same period in 2015 (CHF 0.9 million vs CHF 0.4 million) due to an increased headcount and higher compensation expenses.

Other research and development expenses.

•	Other research and development expenses increased by CHF 0.2 million in the three months ended June 30, 2016 compared with the corresponding period in 2015 due to higher regulatory expenses partially offset by lower lease and intellectual property related expenses.

General and administrative expense

General and administrative expense was CHF 1.7 million in the three months ended June 30, 2016 compared to CHF 1.0 million in the same period in the previous year, as a result of higher administration costs (CHF 1.1 million vs CHF 0.6 million) as well as higher employee benefits due to higher headcount and increased compensation expenses (CHF 0.6 million vs CHF 0.4 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased from the three months ended June 30, 2015 to the three months ended June 30, 2016, due to a higher return on short-term deposits.

Interest expense

Interest expense did not substantially change in the three months ended June 30, 2016 to the three months ended June 30, 2015, and mainly consists of bank charges.

Foreign currency exchange losses, net

For the three months ended June 30, 2016 the appreciation of the U.S. dollar against the Swiss Franc triggered a net foreign unrealized currency gain on the U.S. dollar denominated cash and cash equivalents compared to the unrealized losses due the depreciation of the U.S. dollar against the Swiss Franc in the three months’ period ended June 30, 2015.

Comparison of the six months ended June 30, 2016 and 2015

	Six months ended June 30,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(13,419)	(14,981)	(10%)
General and administrative	(2,947)	(1,910)	54%
Operating loss	(16,366)	(16,891)	(3%)
Interest income	26	10	160%
Interest expense	(5)	(5)	0%
Foreign currency exchange losses, net	(986)	(2,125)	(54%)
Loss before tax	(17,331)	(19,011)	(9%)
Income tax expense	—	—
Net loss attributable to owners of the Company	(17,331)	(19,011)	(9%)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(608)	(229)	166%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	26	57	(54%)
Other comprehensive loss	(582)	(172)	238%
Total comprehensive loss attributable to owners of the Company	(17,913)	(19,183)	(7%)

Research and development expense

	Six months ended June 30,
Research and development expense	2016	2015	Change
	(in thousands of CHF)%
Clinical projects	(9,392)	(12,940)	(27%)
Pre-clinical projects	(199)	(250)	(20%)
Drug manufacture and substance	(1,102)	(488)	126%
Employee benefits	(1,430)	(896)	60%
Other research and development expenses	(1,296)	(407)	218%
Total	(13,419)	(14,981)	(10%)

Research and development expenses amounted to CHF 13.4 million in the six months ended June 30, 2016. This represents a decrease of about CHF 1.6 million over the CHF 15.0 million accrued for the six months ended June 30, 2015. The decrease is mainly due to the following:

•	Clinical projects. In the six months ended June 30, 2016, we incurred lower clinical expenses than in the six months ended June 30, 2015, due to lower service and milestone costs charged by contracted service providers in connection with the Phase 3 KeyzilenTM clinical trials (TACTT2, TACTT3, AMPACT1 and AMPACT2) reflecting their progression towards completion (related costs were CHF 10.7 million in the first half of 2015 and CHF 5.6 million in the first half of 2016). The decrease in KeyzilenTM related costs was partially offset by higher AM-111 related expenses for the start of enrollment into the Phase 3 ASSENT trial in the six months ended June 30, 2016.

•	Pre-clinical projects. In the six months ended June 30, 2016, pre-clinical expenses decreased primarily due to the completion of KeyzilenTM and AM-111 related pre-clinical projects partially offset by higher expenses for our AM-102 pre-clinical project.

•	Drug manufacture and substance. Compared to the six months ended June 30, 2015, costs for drug manufacture and substance increased by CHF 0.6 million in the six months ended June 30, 2016. The increase is mainly due to higher expenses related to raw material purchases and process validation.

•	Employee benefits. Employee expenses were higher in the six months ended June 30, 2016 than in the same period in 2015 (CHF 1.4 million vs CHF 0.9 million) due to an increased headcount and higher compensation expenses.

•	Other research and development expenses increased by CHF 0.9 million in the six months ended June 30, 2016 compared with the corresponding period in 2015 due to higher regulatory and intellectual property related expenses.

General and administrative expense

General and administrative expense was CHF 2.9 million in the six months ended June 30, 2016, compared to CHF 1.9 million in the six months ended June 30, 2015, as a result of higher administration costs (CHF 1.9 million vs CHF 1.2 million) as well as higher employee benefits due to higher headcount and increased compensation expenses (CHF 1.0 million vs CHF 0.7 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased from the six months ended June 30, 2015 to the six months ended June 30, 2016, due to a higher return on short-term deposits.

Interest expense

Interest expense did not substantially change in the six months ended June 30, 2015 to the six months ended June 30, 2016, and mainly consists of bank charges.

Foreign currency exchange losses, net

Net Foreign currency exchange losses, decreased from the six months ended June 30, 2015 to the six months ended June 30, 2016, due to lower unrealized foreign exchange losses on the Company’s U.S. dollar denominated cash and cash equivalents.

Cash flows

Comparison of the six months ended June 30, 2016 and 2015

The table below summarizes our cash flows for the six months ended June 30, 2016 and 2015:

	Six months ended June, 30
	2016	2015
	(in thousands of CHF)
Net cash used in operating activities	(16,444)	(14,554)
Net cash from investing activities	15	(43)
Net cash from financing activities	(2)	20,888
Net effect of currency translation on cash	(1,025)	(2,215)
Cash and cash equivalents at the beginning of the period	50,237	56,934
Cash and cash equivalents at the end of the period	32,781	61,010

The increase in net cash used in operating activities from CHF 14.6 million in the six months ended June 30, 2015, to CHF 16.4 million in the six months ended June 30, 2016, was mainly due to higher general and administrative expenses partially offset by lower research and development expenses as well as a lower increase in accrued liabilities from December 31, 2015 to June 30, 2016, compared to the period from December 31, 2014 to June 30, 2015.

Net cash from investing activities increased in the six months ended June 30, 2016, compared to the six months ended June 30, 2015, and was comprised of interest received (higher in the period ended June 30, 2016, than in the prior year period) and purchases of equipment (lower in the period ended June 30, 2016, than in the prior year period).

Cash from financing activities in the six months ended June 30, 2015, includes the net proceeds of the public offering of 5,275,000 of our common shares at a price of US$4.75 per share, yielding net proceeds of US$23.6 million (CHF 21.7 million). The decrease in net cash from financing activities in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 is reflective of the fact that no corresponding offering was made in 2016.

Cash and funding sources

As of June 30, 2016, we had no long term debt and had no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the second quarter of 2016, we did not offer or sell any common shares under the Sales Agreement.

On July 19, 2016, we entered into a Loan and Security Agreement for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. An additional US$7.5 million may be drawn, at our option, subject to certain milestones described in the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate as reported by the Wall Street Journal. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,111 of our common shares at an exercise price of US$ 3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant forfeits on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, owned by us, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

Funding requirements

We believe that our existing cash and cash equivalents, including the proceeds from the term loan facility, will enable us to fund our operating expenses and capital expenditure requirements until year-end 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional capital to commercialize our product candidates KeyzilenTM and AM-111. If we receive regulatory approval for KeyzilenTM or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

As of June 30, 2016, there had been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2016 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of KeyzilenTM (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether and when any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to draw on the second tranche of financing under our term loan facility with Hercules and our ability to comply with the requirements of the term loan facility, including repayment of amounts outstanding when due; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.